Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject company: JDN Realty Corporation
Registration Statement No. 333-10889

This filing relates to a proposed merger between Developers Diversified Realty Corporation (“DDR”) and JDN Realty Corporation (“JDN”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2002, among DDR, JDN and DDR Transitory Sub, Inc.

The following is the text of an email that was sent by Pam Shapiro, JDN’s Vice President, Human Resources, to JDN’s employees on December 9, 2002:

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The following questions were given to me, and they were excellent. We wanted to share the answers with everyone.

     1.     Will the following be in the offer letters?:

-	length of transition time
-	retention amount and how it’s calculated and paid out
-	if you leave before the end of the full transition period, will you be entitled to ALL your JDN severance and will you be entitled to partial retention bonus
-	timing of which a response is needed
-	job description attached?
-	are there sick days, vacation or other paid time off days for interviews, etc?
-	will health benefits be offered OR what monetary compensation for benefits will there be?
-	Is there room for negotiation in the offer letters?

Most of this information will be in the offer letters. Many of you already have the job descriptions.

2.     Will we find out the $$ value of our annual JDN bonus prior to it being paid out? Yes. This will proceed as it has in the past, with your managers discussing with you your bonus.

3.     JDN employees feel strongly that the JDN severance should be paid out immediately after the closing and not deferred if you accept a temporary position. How does DDR respond? DDR has agreed to pay out all severance payments at closing, after the Releases have been signed, and the appropriate, legal time has passed.

4.     Can we get in writing the calculation of our severance and specifics about it prior to making a decision? This will be in the offer letters.

5.     Regarding the severance package, how will time at JDN be calculated? Through the actual date of the closing.

6.     Is JDN’s severance forfeited if a full-time position is offered by DDR either in ATL or Cleveland? If you are offered a position, and ACCEPT that position, then severance is forfeited. If you are offered a position, but decline, you will still receive your JDN severance payment.

7.     Will there be a DDR rep available to answer questions after we receive the offer letters? Questions should be directed to me. If I do not know the answer, I will find out, or direct you to Sue Hennessey.

8.     If a full-time position is offered in Cleveland, will relocation expenses be paid out and is there an allowance for house hunting trips? This will be outlined in the offer letters.

9.     If shareholders do not vote for the merger, will DDR renegotiate the offer? We cannot begin to anticipate an answer to this question.

Please stay tuned as I am in discussions with two different individuals to provide resume building classes and interviewing skills. I am hoping to schedule this in early January (with the holidays, I thought it would be too hard for all those interested to be able to attend).

DDR has also agreed to let anyone who has been laid off use our offices during the workweek (M-F), for 30 days post-closing.

We are still anticipating that offer letters and no thank you letters will be sent to us this week.

If you have any other questions, please let me know.

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Additional Information about the Merger and Where to Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.